FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

December 10, 2013

Terence O’Brien, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Ryland Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 27, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 8, 2013
Response Letter dated November 5, 2013
File No. 1-08029

Dear Mr. O’Brien:

This is The Ryland Group, Inc.’s (the “Company”) response to your letter dated November 26, 2013, containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company.  For your convenience, the full text of the Staff’s comments are italicized below together with the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 18

Statement of Earnings, page 26

1. We note your response to comment 2 in our letter dated October 24, 2013, along with the revisions that you made to the discussion and analysis for the comparison of segment results for 2012 and 2011.

Please confirm to us that you will continue to expand the discussion and analysis you provide within MD&A in future filings to include information management uses and considers when assessing the operating results at the consolidated and segment level and also the information you provide during the quarterly earnings call.  For example, we note that you provided the following additional information regarding product mix during the fourth quarter of fiscal year 2012 earnings call:

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

•                 The higher average closing price was a result of a bigger percentage contribution from high priced markets such as Denver, Washington, DC, and Southern California.  Carolina is another area that has seen increases in home sales and is also a higher priced market.

•                 The acquisition of Trend Homes in Phoenix contributed 113 homes to the total home sales units.

•                 Houston, Orlando, Indianapolis, Las Vegas and Tampa garnered the most sales for the full year.

•                 We have been fairly aggressive and have new communities in Texas, so we would expect to see growth in Texas in the future.  In terms of prices, there has not been much change since 2005 in Texas.

Response

The Company will continue to expand the discussion and analysis it provides within MD&A in future filings to include information that management uses and considers when assessing the operating results at the consolidated and segment level and much of the information it provides during the quarterly earnings call when appropriate and not forward looking.  For example, the Company will evaluate whether information provided in response to questions from analysts is material or constructive to the message management believes it is required to relay to investors or whether certain information may have been disclosed in the past.

Financial Statements and Supplementary Data, page 41

General

2.      We note your response to comment 3 in our letter dated October 24, 2013, in which you clarified that the four acquisitions were of businesses.  Please confirm that you will provide the disclosures required by ASC 805-10-50 in future filings.  Please also tell us if any of the four businesses guarantee any of the senior notes registered under the 1933 Securities Act.  To the extent that any of the businesses are guarantors, please provide us with your consideration of Article 3-10(g) of Regulation S-X.

Response

We will provide the disclosures required by ASC 805-10-50 for future transactions in future filings.

Timberstone Homes, Trend Homes and Cornell Homes were purchased by The Ryland Group, Inc. and LionsGate Homes was purchased by Ryland Homes of Texas, Inc., which is also wholly owned by The Ryland Group, Inc. The Ryland Group, Inc. is the issuer of the 5.4 percent senior notes due January 2015; 8.4 percent senior notes due May 2017; 1.6 percent convertible senior

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

notes due May 2018; 0.25 percent convertible senior notes due June 2019; 6.6 percent senior notes due May 2020; and 5.4 percent senior notes due October 2022. We disclose in our quarterly and annual reports that the Company’s obligations to pay principal, premium, if any, and interest for these senior notes are guaranteed on a joint and several basis by substantially all of the Company’s 100 percent-owned homebuilding subsidiaries (the “Guarantor Subsidiaries”).  Such guarantees are full and unconditional. However, the acquired companies are not guarantors of this debt on a stand-alone basis.

In addition, we considered Article 3-10(g) of Regulation S-X.  If the acquired companies were considered guarantors of the debt on a stand-alone basis, the additional disclosures noted would not be required as the purchase prices of the acquisitions were individually less than 20 percent of the principal amount of the securities registered.

We have, however, presented condensed consolidating financial statements for all periods in our 10-Q and 10-K filings, providing separate financial statements for the Guarantor Subsidiaries as a group. Management does not believe that separate financial statements for the Guarantor Subsidiaries are material to investors and are, therefore, not presented.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 12-Debt and Credit Facilities, page 15

3.      We note your response to comment 6 in our letter dated October 24, 2013.  Please provide us with your analysis of the material terms of the convertible senior notes issued during the second quarter of fiscal year 2013 along with the accounting guidance you considered, which ultimately supports your conclusion that the conversion feature qualifies for the scope exception in ASC 815-10-15-74.a.  Please ensure your analysis includes the specific reference to the authoritative literature.

Response

The Company evaluated and determined the accounting treatment for this convertible debt instrument and conversion feature using the guidance of ASC 815, “Derivatives and Hedging,” and ASC 470, “Debt.”

ASC 815-15 requires the terms and features of an instrument that is not a derivative itself to be evaluated for embedded derivatives that must be bifurcated and separately accounted for as freestanding derivatives. Bifurcated embedded derivatives are split from the hybrid instrument and recorded in the same manner as a freestanding derivative under ASC 815 (i.e., recorded at fair value with subsequent changes in fair value recognized in earnings each period). ASC 815 outlines a “road map” by which this evaluation can be done.

Holders may surrender their notes for conversion into shares of common stock at any time prior to the stated maturity date of June 1, 2019. The initial conversion rate will be 13.3307 shares of common stock for each $1,000 in principal amount of notes; corresponding to a conversion price

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

of $75.01 per share. The notes will mature on June 1, 2019, unless purchased or converted at an earlier date.

The prospectus notes that the conversion rate will adjust if certain events occur such as when the Company issues a divided or distribution in shares of common stock or subdivides or combines common stock; offers stockholders the option to purchase additional shares at a price that is less than the average closing price of the Company’s common stock from the 10 previous trading days; offers stockholders the option to purchase capital stock or other securities; pays dividends or distributions to stockholder (other than a dividend or distribution due to liquidation or a regular cash dividend that exceeds $0.03 per share per quarter); or makes a payment in respect of a tender offer for our common stock that exceeds the average closing price of the Company’s common stock from the 10 previous trading days.  The conversion rate will also adjust if a “make-whole adjustment event,” which includes a change in control or a termination of trading occurs or if a notice of redemption is given to holders of our intent to redeem any or all of the notes in cash.

The conversion feature is considered to be an embedded derivative under ASC 815; therefore, the Company evaluated the conversion for potential bifurcation and, hence, separate accounting treatment.

ASC 815-15-25-1 requires an embedded derivative to be bifurcated if all three of the following conditions are met:

1.            The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract. In order to be considered “clearly and closely” related to the debt host in convertible debt, the embedded derivatives’ underlying must relate to economic factors that affect the debt host, such as interest rates, credit considerations or inflation.

The characteristics and risks of the conversion feature in the senior notes are related more to an equity instrument as they fluctuate with the Company’s stock price and, therefore, are not clearly and closely related to the debt-host contract.

2.            The hybrid instrument (senior notes and conversion feature) is not re-measured at fair value under otherwise applicable generally accepted accounting principles (“GAAP”) with changes in fair value reported in earnings as they occur.

The Company did not elect to report the senior notes at fair value, opting instead to use unamortized cost per ASC 470.

3.            A separate instrument having the same terms as the embedded derivative would be considered a derivative instrument and subject to derivative accounting per ASC 815-10-15.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

The conversion feature in the convertible senior notes meets the definition of a derivative per ASC 815-10-15-83 due to the following:

a.             The conversion feature has an underlying and a notional amount. The underlying of the Company’s conversion feature is the fair value of the shares to be issued when the conversion feature is exercised, while the notional amount is the number of shares into which the senior notes are convertible.

b.            There is an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. ASC 815-15-25-1(c) specifically states that the initial net investment for the hybrid instrument should not be considered to be the initial net investment for the embedded derivative. We further noted that the fair value of the embedded conversion feature was significantly smaller than the investment that would have been required to purchase the underlying shares on a stand-alone basis.

c.             The conversion feature terms implicitly or explicitly require or permit net settlement. ASC 815-10-15-119 describes a form of net settlement whereby one of the parties to the contract is required to deliver an asset that is readily convertible to cash. Upon conversion, the Company is required to deliver shares to settle the debt. These shares, which can be sold in the open market at the time of conversion, are, therefore, considered readily convertible to cash.

ASC 815-10-15-74, however, defines certain scope exceptions from derivative accounting for which the Company’s conversion feature qualifies and, thus, fails condition number three, eliminating the need to bifurcate.

The conversion feature in the Company’s convertible senior notes qualifies for scope exception 74(a) due to the fact that it meets both of the following criteria:

1.            The conversion feature is indexed to the Company’s stock.  To determine whether the conversion feature is “indexed to its own stock,” ASC 815-40-15-7 notes that there are two steps used to evaluate the feature.

a.             The first step evaluates any contingent exercise provisions. The Company’s senior notes do not have any exercise contingencies that are based on either of the following:

i.            An observable market, other than the market for the issuer’s stock (if applicable).

ii.        An observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (e.g., sales revenue of the issuer, earnings before interest, taxes, depreciation and amortization of the issuer, net income of the issuer, or total equity of the issuer).

Therefore, the first step does not preclude the conversion feature from being indexed to its own stock.

b.            The second step requires an analysis of features that could change the instrument’s settlement amount. In the second step, a feature is considered indexed to an entity’s own stock if its settlement amount will equal the difference between (a) the fair value of a fixed number

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

of the entity’s equity shares and (b) a fixed monetary amount or a fixed amount of a debt instrument issued by the entity. However, an exception is provided in that if the instrument’s strike price or the number of shares used to calculate the settlement amount is not fixed, the feature could still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to a fair value valuation model for a fixed-for-fixed forward or option on equity shares. As such, step two does not preclude our feature from being indexed to its own stock.

2.            After evaluating the provisions within ASC 815-40-25-1 through 25-43, it is determined that the conversion feature would be classified in stockholders’ equity if freestanding. A conversion feature would be classified in stockholders’ equity if the following are met:

a.             Net share settlement is required;

b.            The following criteria are met:

i.                Settlement is permitted in unregistered shares

ii.            Entity has sufficient authorized and unissued shares

iii.        Contract contains an explicit share limit

iv.        No required cash payments if entity fails to timely file

v.            No cash-settled top-off or make-whole provisions for which the provision cannot be net share settled and the maximum number of shares that could be required to be delivered under the contract is both fixed and less than the available, authorized shares

vi.        No counterparty rights rank higher than shareholder rights

vii.    No collateral requirements

An individual feature that does not require bifurcation remains embedded in the debt instrument. However, per ASC 470, if that embedded feature was a conversion option, separate accounting as an equity component may be required if any of the following are met:

1.            The debt instrument is settled fully or partially in cash on conversion as described in the “Cash Conversion” subsections of ASC 470-20

2.            The conversion feature is a beneficial conversion feature, as discussed throughout various sections of the “General” subsections of ASC 470-20 or

3.            The debt was issued at a substantial premium.

None of the above criteria applies to the conversion option within the Company’s convertible senior notes. Therefore, the conversion feature does not require bifurcation as an embedded derivative, is not subject to separate accounting under either the cash conversion guidance or the beneficial conversion feature guidance, and the convertible debt was not issued at a substantial premium. The guidance in the general conversion section of ASC 470-20-25-12 states that all of the proceeds received from the issuance of convertible debt generally should be recorded as a liability on the balance sheet. That is, no portion of the proceeds from the issuance of the convertible debt instruments should be attributed to the conversion feature.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

Note 15 – Income Taxes, page 19

4.      We note your response to comment 7 in our letter dated October 24, 2013.  In future filings, please expand the additional disclosures you provided in the third quarter of fiscal year 2013 Form 10-Q for the following:

•                 Quantify the amount of positive income you generated in five of the last six quarters along with the quarter you generated losses.

•                 Provide a more comprehensive explanation as to why the generation of positive income in five of the last six quarters is material, positive evidence.  As part of your disclosure, please explain why you are looking at only the last six quarters rather than the last eight, ten or twelve quarters.

•                 Quantify the amount of pre-tax income/ (loss) you have generated in the last three fiscal years.

Please provide us with the expanded disclosure you intend to include in your fiscal year 2013 Form 10-K.

Response

We disclosed in our quarterly report on Form 10-Q for the period ended September 30, 2013, that “more significant weight was given to evidence that directly related to the Company’s current financial performance than to indirect or less current evidence” and that the Company believes these profits are sustainable and the remainder of the tax asset should be realized within five years if modest sales rates remained constant.  In addition, the Company discussed market developments on an ongoing basis.  Pretax income (loss) for the past five years is presented on an annual basis.

In future filings, we will expand our disclosures to include the following updated information for the fourth quarter:

In the previous three fiscal years, including 2010, 2011 and 2012, we had generated a pretax loss of $96.6 million. The last quarterly loss of $5.1 million was for the quarter ended March 31, 2011. For the current year, through September 2013, we have generated pretax income of $120.6 million. As of September 30, 2013, the Company has generated pretax income in each of the last six quarters totaling $167.7 million.  The generation of positive income in the last six quarters is material, positive evidence that demonstrates the Company’s return to the ability to generate consistent profitability and, accordingly, to its ability to realize its deferred tax asset. As such, although several historical periods were considered, the more current evidence was determined to carry greater weight as losses in prior years were primarily due to write-downs of assets in a period of severe decline in real estate values, which was caused by the deterioration of economic conditions and by the evaporation of liquidity and available credit, resulting in a dramatic reduction in demand. These conditions, combined with an oversupply of product amassed

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

over the preceding “boom” years created an imbalance, which was corrected over the following years though adjustments in valuations, reductions in starts and liquidation of existing inventories at distressed prices.  In the past year-and-a-half, prices have begun to increase; sales rates have stabilized at relatively modest levels; write-downs have subsided within the industry; and banking institutions have returned to better health and have begun to supply additional credit to markets. In addition, the Company has replaced higher rate debt with very low rate debt and modified its cost structure to match its current sales levels, thereby allowing it to operate at a substantially profitable level.

If you have any questions or comments regarding this filing, please contact David L. Fristoe, Senior Vice President, Controller and Chief Accounting Officer of the Company, by telephone at (805) 367-3730 or by fax at (805) 367-3803.

Thank you for your attention.

Sincerely,

/s/ David L. Fristoe

David L. Fristoe
Senior Vice President, Controller and
Chief Accounting Officer

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